As filed with the Securities and Exchange Commission on March 24, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13696
AK STEEL HOLDING CORPORATION (Exact name of registrant as specified in its charter)
c/o Cleveland-Cliffs Inc.
200 Public Square
Suite 3300
Cleveland, Ohio 44114
(216) 694-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.625% Senior Notes due 2021
7.500% Senior Secured Notes due 2023
6.375% Senior Notes due 2025
7.000% Senior Notes due 2027
Common stock, $0.01 par value
(Title of each class of securities covered by this Form)

None (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date:

7.625% Senior Notes due 2021 – 38 holders
7.500% Senior Secured Notes due 2023 – 37 holders
6.375% Senior Notes due 2025 – 40 holders
7.000% Senior Notes due 2027 – 40 holders
Common stock, $0.01 par value – 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 24, 2020	By:	/s/ James D. Graham
		Name:	James D. Graham
		Title:	Vice President, General Counsel and Corporate Secretary